







Sure Check™ HIV
Collect • Process • Analyze
3 in 1
Sample collection, processing and analysis in one device
Individually packaged for use as needed
Fingerstick sample
Uses only 3µl of whole blood
On-site results in minutes
Room temperature storage
For export use only. • This product not cleared for use in the U.S.

CHEMBIO DIAGNOSTICS, INC.

(CEMI:OTCBB)

Buffer
T C
HIV 1/2
ID
Sample + Buffer
CHEMBIO

ANNUAL MEETNG

June 21, 2007

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.



Milestones: June 2006-2007

- **Increased Participation in Expanding Global Market For Rapid HIV Tests**
  - Global Agreement with Inverness Medical
  - National Screening Programs in Mexico & Nigeria
  - CDC/UNAIDS call for Routine Testing
  - Bush Recommends $30B PEPFAR II
- **Delivered 750K Chagas STAT-PAK™ to First-Ever National Screening Program in Latin America**
  - Increased Attention to Chagas in Developed World
- **Granted DPP™ Patent**
  - Significant Amount of Business Development Activity
- **Received USDA License for Vet-TB Test**
- **Completed $8.1MM Series C Financing**



Inverness is Marketing our HIV Tests
They are the World's Largest POC Company









HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® HIV 1/2 STAT-PAK™
Clearview HIV 1/2 STAT-PAK
A rapid, qualitative screening test for the detection of antibodies to HIV 1 and HIV 2 in human whole blood, serum, and plasma.
Clearly different
Provides highly sensitive and specific tests for the detection of Human immunodeficiency virus (HIV) in whole blood.
• Rapid Reporting: Results in 15 minutes.
• Simplicity: CLIA waived*, two-step procedure.
• Reliability: Built-in control ensures accuracy.
• Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.
Clearly better
• Reliable results – 99.7% sensitive, 99.9% specific
• Detects HIV 1 and HIV 2 for a complete and total picture in one test.
• 15 minute results mean STAT decision making, quickly and confidently while patient is present.
• Minimal sample size or 5 μL reduces sample handling and exposure risk, less invasive for patient.
• Multiple specimen types to fit your lab and practice patterns.
• Long 24-month shelf life allows your offices to purchase in volume.
* for whole blood specimens
Point of Care Diagnostics
Inverness medical
professional diagnostics

HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® COMPLETE HIV 1/2
Clearview COMPLETE HIV 1/2
A single-use, self-contained, closed system for the collection, processing, and analysis of a whole blood, serum or plasma sample for the detection of HIV 1 and HIV 2 antibodies.
Clearly different
Provides highly sensitive and specific tests for the detection of human immunodeficiency virus (HIV) in whole blood.
• Rapid Reporting: Results in 15 minutes.
• Convenience: Self-contained system, pouch includes lancet and bandage for fingerstick collection.
• Reliability: Built-in control confirms sample addition and proper test performance.
• Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.
Clearly better
• Reliable results – 99.7% sensitive, 99.9% specific
• Detects HIV 1 and HIV 2 for a COMPLETE picture in one test.
• 15 minute results mean STAT decision making, quickly and confidently while patient is present.
• Minimal sample size of 2.5 μL reduces sample handling and exposure risk, less invasive for patient.
• Multiple specimen types to fit your lab and practice patterns.
• Long 24-month shelf life allows your offices to purchase in volume.
Point of Care Diagnostics
Inverness medical
professional diagnostics

CHEMBIO DIAGNOSTICS, INC.

Chembio is Collaborating with Leading Global Health Organizations

- **Brazilian Ministry of Health**
- **The U.S. President's Emergency Plan for AIDS Relief (PEPFAR)**
- **Clinton Foundation HIV/AIDS Initiative**
- **CDC (Center for Disease Control and Prevention)**
- **Infectious Disease Research Institute**








June 2007 - USDA License Received for First Veterinary TB Test





VetTB STAT-PAK™
C
T
S
A family of tests for the rapid and accurate detection of TB
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
• Ready-to-use antibody based lateral flow technology
• Results in 20 minutes
• Unique antigen cocktail detects both IgM and IgG antibodies from a wide host of animal species
• Small sample volume required – 30µl of sera, plasma, or whole blood
• Effective on a wide range of domestic, captive, wild and exotic host species
• Ideal for TB surveillance testing of wildlife and zoo species
• Requires no laboratory equipment or skilled personnel

Our Experience In Single Path Lateral Flow (SPLF)

PreVue B. burgdorferi
HIV 1/2 Stat-Pak
Sure Check™ HIV
in 1
HIV 1/2
Infectious Disease
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® HIV 1/2 STAT-PAK™
Clearly different
Clearly better

Benefits Our Work in Dual Path Platform (DPP™)



DPP™
2
Buffer
T C
ID
Blood/Serum/Plasma
1
Sample + Buffer
Oral Fluid
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTICS, INC.

What is DPP™?

- Patent Protected Rapid Test Platform
- Enables Improved Sensitivity, Multiplexing, Sample Control and Quantitative Measurement with Readers as compared with conventional SPLF
- Uses standard SPLF Equipment
- Provides Freedom to Operate vs. SPLF



DPP™ Test Design





2
Buffer
T C
HIV 1/2
ID
1
Sample + Buffer
CHEMBIO

Stat-Pak Lateral Flow Test

2
Buffer
T C
HIV 1/2
ID
1
Sample + Buffer
CHEMBIO
Test line
Gold conjugate
Control line
Buffer pad
Sink pad
Strip 2
Strip 1
Sample pad





Adeno Test Line

Rota Test Line

Control Line

Adeno/Rota Latex Conjugate

Adenovirus antibodies

Rotavirus antibodies

Rabbit anti-mouse antibodies

S2 strip

DPP™ Antigen Detection Example Adeno-Rotavirus

S1 strip

Antigens in sample

CHEMBIO
DIAGNOSTICS, INC.

Direct Antigen Detection With DPP™ Adenovirus/Rotavirus







A R C

2
DPP™
Buffer
T C
ID
Adeno/Rota 1:10
Blood/Serum/Plasma
1
Sample
+
Buffer
CHEMBIO

CHEMBIO DIAGNOSTICS, INC.

Improved Analytical Sensitivity of DPP™ vs. FDA Cleared Leishmania Test

Result: DPP™ detected 14/16 vs. Lateral Flow 5/16. Both use the same antigen and detection system Sample size: (DPP™ (5ul: SPLF 20ul)



Multiplexing with DPP™: HIV 1/2 CONFIRMATORY TEST



1. Add 10 µl of serum/blood to the sample well (S+B).



2. Add 1 drop (30 µl) of buffer to the sample well (S+B).

3. Add 3 drops (90 µl) of buffer to the buffer well (B) when the colored lines disappear completely.

4. Read the results at 20 minutes

Negative result: one line

Positive result indicates presence of antigen or antigens (two - six lines)



Negative Result

or



HIV1 Positive Result
(At least two HIV1 antigens reactive)



HIV2 Positive Result
(Only the HIV2 antigen reactive)



HIV 1/2 Positive Result
(At least two antigens for HIV1 and the HIV2 antigen all reactive)



DPP™ Hand Held Reader

Interpretation of Results









Negative
Positive
Invalid
DPP™ Reader
TEST NEGATIVE
TEST POSITIVE
TEST INVALID
CHEMBIO
AVAGO

CHEMBIO DIAGNOSTICS, INC.

What is Chembio's DPP™ Strategy?

Chembio is seeking to enter into development, manufacturing and/or license agreements with market leaders serving diverse markets such that Chembio's development and manufacturing know-how, as well as its proprietary DPP™ platform, can be maximized.



Selected Financial Information

Chembio Diagnostics, Inc. $(000s)	2005	2006	2006 Q - 1 (unaudited)	2007 Q - 1 (unaudited)
Net Sales	3,360	6,294	1,169	2,025
Total Revenues	3,941	6,502	1,238	2,038
Gross Profit	1,332	2,017	436	660
	34%	31%	35%	32%
SG& A	3,265	5,195	1,298	1,252
R&D Expenses	1,365	1,401	393	319
Net Loss	(3,252)	(4,995)	(1,264)	(729)
Net Loss Attributable to Common Stockholders	(6,769)	(8,205)	(1,940)	(1,083)
HIV Test Revenues (unaudited)	2,400	4,434	538	1,811
Chagas Test Revenues (unaudited)	69	1,217	484	5



CEMI Catalysts

- **US Market Entry by IMA with Chembio HIV Tests**
  - **Early Results from IMA Market Launch**
  - **Adoption in US of CDC Testing Recommendations**

- **Revenue Increases from Ex-US Markets for HIV Tests**
  - **Selection in Additional National Testing Algorithms**
  - **CE Marking for IMA and New Distributors**

- **Veterinary TB Launch**
  - **USDA Approvals and Market Launches for Vet-TB Tests**

- **New Programs for Neglected Disease Rapid Tests**
  - **Chagas, Leishmania, Leprosy, Tuberculosis**

- **Dual Path Platform Developments**
  - **New Collaborations and Licenses**

